UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 1, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On November 1, 2018, the Credit Suisse Financial Report 3Q18 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Differences between Group and Bank” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2017 (Credit Suisse 2017 20-F) filed with the SEC on March 23, 2018, the Group’s financial report for the first quarter of 2018 (Credit Suisse Financial Report 1Q18), filed with the SEC on Form 6-K on May 3, 2018, the Group’s financial report for the second quarter of 2018 (Credit Suisse Financial Report 2Q18), filed with the SEC on Form 6-K on July 31, 2018, and the Group’s financial report for the third quarter of 2018 (Credit Suisse Financial Report 3Q18), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three and nine months ended September 30, 2018. The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2017 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
For further information on the differences between the Group and the Bank, refer to “Note 33 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q18.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	3Q18	3Q17	3Q18	3Q17	9M18	9M17	9M18	9M17
Statements of operations (CHF million)
Net revenues	4,881	4,974	4,888	4,972	16,077	15,714	16,119	15,711
Total operating expenses	4,263	4,694	4,152	4,540	13,451	14,147	13,156	13,892
Income before taxes	553	248	671	400	2,440	1,400	2,777	1,652
Net income	293	116	410	247	1,551	882	1,756	1,145
Net income attributable to shareholders	305	111	424	244	1,554	879	1,765	1,143
Comparison of consolidated balance sheets
	Bank		Group
end of	3Q18	4Q17	3Q18	4Q17
Balance sheet statistics (CHF million)
Total assets	770,931	798,372	768,544	796,289
Total liabilities	726,554	754,822	725,610	754,100

Capitalization and indebtedness
	Bank		Group
end of	3Q18	4Q17	3Q18	4Q17
Capitalization and indebtedness (CHF million)
Due to banks	16,725	15,411	16,725	15,413
Customer deposits	351,138	362,303	349,818	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,442	26,496	18,442	26,496
Long-term debt	163,269	172,042	164,087	173,032
Other liabilities	176,980	178,570	176,538	177,997
Total liabilities	726,554	754,822	725,610	754,100
Total equity	44,377	43,550	42,934	42,189
Total capitalization and indebtedness	770,931	798,372	768,544	796,289
BIS capital metrics
	Bank		Group
end of	3Q18	4Q17	3Q18	4Q17
Capital and risk-weighted assets (CHF million)
CET1 capital	38,458	38,433	35,557	36,711
Tier 1 capital	49,441	52,378	47,420	51,482
Total eligible capital	53,683	57,592	51,663	56,696
Risk-weighted assets	279,164	272,720	276,607	272,815
Capital ratios (%)
CET1 ratio	13.8	14.1	12.9	13.5
Tier 1 ratio	17.7	19.2	17.1	18.9
Total capital ratio	19.2	21.1	18.7	20.8

Selected financial data – Bank
Condensed consolidated statements of operations
in	3Q18	3Q17	% change	9M18	9M17	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,561	4,275	7	14,107	12,920	9
Interest expense	(3,110)	(2,619)	19	(9,413)	(7,824)	20
Net interest income	1,451	1,656	(12)	4,694	5,096	(8)
Commissions and fees	2,784	2,723	2	8,910	8,597	4
Trading revenues	363	318	14	1,411	1,092	29
Other revenues	283	277	2	1,062	929	14
Net revenues	4,881	4,974	(2)	16,077	15,714	2
Provision for credit losses	65	32	103	186	167	11
Compensation and benefits	2,204	2,266	(3)	6,905	7,554	(9)
General and administrative expenses	1,613	1,984	(19)	5,171	5,276	(2)
Commission expenses	286	347	(18)	958	1,065	(10)
Restructuring expenses	160	97	65	417	252	65
Total other operating expenses	2,059	2,428	(15)	6,546	6,593	(1)
Total operating expenses	4,263	4,694	(9)	13,451	14,147	(5)
Income before taxes	553	248	123	2,440	1,400	74
Income tax expense	260	132	97	889	518	72
Net income	293	116	153	1,551	882	76
Net income/(loss) attributable to noncontrolling interests	(12)	5	–	(3)	3	–
Net income attributable to shareholders	305	111	175	1,554	879	77

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	3Q18	4Q17	% change
Assets (CHF million)
Cash and due from banks	94,333	109,510	(14)
Interest-bearing deposits with banks	1,167	721	62
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,010	115,346	1
Securities received as collateral	47,010	38,074	23
Trading assets	127,500	156,774	(19)
Investment securities	2,835	2,189	30
Other investments	4,944	5,893	(16)
Net loans	289,710	283,237	2
Premises and equipment	4,523	4,445	2
Goodwill	4,030	4,036	0
Other intangible assets	214	223	(4)
Brokerage receivables	48,282	46,968	3
Other assets	29,373	30,956	(5)
Total assets	770,931	798,372	(3)
Liabilities and equity (CHF million)
Due to banks	16,725	15,411	9
Customer deposits	351,138	362,303	(3)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	18,442	26,496	(30)
Obligation to return securities received as collateral	47,010	38,074	23
Trading liabilities	43,327	39,132	11
Short-term borrowings	17,977	26,378	(32)
Long-term debt	163,269	172,042	(5)
Brokerage payables	39,904	43,303	(8)
Other liabilities	28,762	31,683	(9)
Total liabilities	726,554	754,822	(4)
Total shareholder's equity	43,582	42,670	2
Noncontrolling interests	795	880	(10)
Total equity	44,377	43,550	2

Total liabilities and equity	770,931	798,372	(3)
BIS statistics (Basel III)
end of	3Q18	4Q17	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	38,458	38,433	–
Tier 1 capital	49,441	52,378	(6)
Total eligible capital	53,683	57,592	(7)
Capital ratios (%)
CET1 ratio	13.8	14.1	–
Tier 1 ratio	17.7	19.2	–
Total capital ratio	19.2	21.1	–

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
99.1 Credit Suisse Financial Report 3Q18

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: November 1, 2018
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer